EXHIBIT 99.1

CONSENT

Property Solutions Acquisition Corp. II intends to file a Registration Statement on Form S-1 (together with any amendments or supplements thereto the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

/s/ Eduardo Abush
Eduardo Abush

Date: February 17, 2021